DISTRIBUTION AND SERVICES (12b-1) PLAN
This Plan (the “Plan”) constitutes the Distribution and Services (12b-1) Plan with respect to the Class A shares of beneficial interest and Class L shares of beneficial interest (each, a “Class” and, together, the “Classes”) of LibreMax Asset-Backed Income Fund (the “Fund”), a Delaware statutory trust, adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”). During the effective term of this Plan, the Fund may make payments to investment brokers and/or dealers (including any principal underwriter or distributor (“Distributor”) of the Fund), plan administrators, other financial intermediaries and other entities providing services to the Fund with respect to a Class upon the terms and conditions hereinafter set forth.
Section 1. The Fund may make payments to investment brokers and/or dealers, plan administrators, other financial intermediaries and other entities providing services to the Fund with respect to a Class, including the Distributor, in the form of fees or reimbursements, as compensation for services provided and expenses incurred for purposes of promoting the sale of shares of such Class, reducing redemptions of shares of such Class, or maintaining or improving services provided to such Class’s shareholders, including without limitation personal services provided to such Class’s shareholders and the maintenance of shareholder accounts, by investment brokers and/or dealers, plan administrators, other financial intermediaries and other entities. To the extent any such payments are made to the Distributor, the Distributor may in turn pay all or any portion of such payments to investment brokers and/or dealers, plan administrators, other financial intermediaries and other entities (including, but not limited to, any affiliate of the Distributor) as commissions, asset-based distribution fees or other compensation with respect to the sale of shares of such Class, or for maintaining or improving services provided to such Class’s shareholders, including without limitation personal services to such Class’s shareholders or the maintenance of shareholder accounts, and may retain all or any portion of such payments as compensation for the Distributor’s services as principal underwriter of the shares of such Class.
The amount of such payments and the purposes for which they are made shall be determined by the Qualified Trustees (as defined below). Payments under this Plan shall not exceed in any fiscal year:
(i)    the annual rate of 0.75% of the average daily net assets of the Fund attributable to Class A shares, of which up to 0.50% of average daily net assets may be an asset-based distribution fee and up to 0.25% of average daily net assets may be an asset-based shareholder servicing fee; and
(ii)    the annual rate of 0.25% of the average daily net assets of the Fund attributable to Class L shares, of which up to 0.25% of average daily net assets may be an asset-based shareholder servicing fee.
Subject to the preceding sentence and Section 7 hereof, a majority of the Qualified Trustees may, at any time and from time to time, reduce or increase the amount of such payments covered by this Plan, or may suspend the operation of the Plan for such period or periods of time as they may determine.
Section 2. This Plan (or any amendments thereto) shall not take effect until it has been approved, together with any related agreements, by votes of a majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (a) the Trustees of the Fund, and (b) the Qualified Trustees of the Fund, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.
Section 3. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 2. It is acknowledged that the Distributor may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Qualified Trustees may give such weight to such interest expense as they determine in their discretion.
Section 4. Trustees of the Fund shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
Section 5. This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of such Class’s outstanding voting securities.
Section 6. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:
(a)    that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the Class’s outstanding voting securities, on not more than sixty (60) days’ written notice to any other party to the agreement; and
(b)    that such agreement shall terminate automatically in the event of its assignment.
Section 7. This Plan may not be amended to increase materially the amount of payments under the Plan as set forth under Section 1 hereof without the approval of a majority of the outstanding voting securities of such Class, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 2.
Section 8. The Fund shall preserve copies of the Plan, any related agreement and any report made pursuant to Section 4 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, as the case may be, the first two years of which to be in an easily accessible place.
Section 9. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Fund who are not “interested persons” of the Fund (as that term is defined in Section 2(a)(19) of the Act), and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “vote of a majority of the outstanding voting securities” shall have the respective meaning specified in Section 2(a) of the Act and the rules and regulations thereunder, giving effect to any interpretations of or exemptive relief granted by the Securities and Exchange Commission and/or its staff.
Section 10. To the extent any payments made by the Fund, directly or through the Distributor, for shareholder support and/or administrative services or otherwise, are deemed to be payments for the financing of any activity primarily intended to result in the sale of shares within the context of Rule 12b-1 under the Act, such payments shall be deemed to have been approved and made pursuant to this Plan.
Adopted as of August 14, 2025 and amended August 21, 2025 (to reflect the Fund’s name change)

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